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                          HUSSMANN INTERNATIONAL, INC.
          12999 ST. CHARLES ROCK ROAD, BRIDGETON, MISSOURI 63044-2483

                                  May 16, 2000

Dear Fellow Stockholder:

    I am very pleased to inform you that Hussmann International, Inc. has entered into a merger agreement with Ingersoll-Rand Company, pursuant to which a subsidiary of Ingersoll has commenced a tender offer to purchase all of the outstanding shares of Hussmann common stock for $29.00 per share in cash. I believe the transaction is an outstanding one for Hussmann stockholders. Among other things, the $29 offer price per share represents an approximately 117% premium over the closing market price of Hussmann on May 11, 2000, the day before the agreement was announced. We are very excited about the transaction and hope you share our views.

    The tender offer is conditioned on, among other things, at least a majority of shares of Hussmann common stock outstanding on a fully diluted basis being tendered and not withdrawn and the receipt of regulatory approvals. The tender offer will be followed by a merger, in which each share of Hussmann common stock not purchased in the tender offer will be converted into the right to receive in cash the price paid in the tender offer.

    YOUR BOARD OF DIRECTORS HAS DETERMINED THAT THE TERMS OF THE INGERSOLL OFFER AND THE MERGER ARE ADVISABLE, FAIR TO, AND IN THE BEST INTERESTS OF, HUSSMANN'S STOCKHOLDERS, AND UNANIMOUSLY RECOMMENDS THAT HUSSMANN'S STOCKHOLDERS ACCEPT THE INGERSOLL OFFER AND TENDER THEIR SHARES OF HUSSMANN COMMON STOCK PURSUANT TO THE OFFER.

    In arriving at its recommendation, the Board of Directors considered a number of factors, as described in the attached Schedule 14D-9, including the written opinion of the Company's financial advisor, Credit Suisse First Boston Corporation, that, as of the date of the opinion, the consideration to be received by the holders of Hussmann common stock in the tender offer and the merger is fair to Hussmann's stockholders, other than Ingersoll and its affiliates, from a financial point of view. A copy of CSFB's written opinion, which sets forth the assumptions made, procedures followed, matters considered and limitations of the review undertaken by CSFB in rendering its opinion, is included as Annex A with the attached Schedule 14D-9. You should read the opinion carefully and in its entirety.

    Enclosed are the Ingersoll Offer to Purchase, dated May 16, 2000, the Letter of Transmittal and related documents. These documents set forth the terms and conditions of the tender offer. The attached Schedule 14D-9 describes in more detail the reasons for your Board's conclusions and contains other information relating to the tender offer. We urge you to consider this information carefully.

                                        Sincerely,

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            /s/ Richard G. Cline                            /s/ J. Larry Vowell
              Richard G. Cline                                J. Larry Vowell
            CHAIRMAN OF THE BOARD                              PRESIDENT AND
                                                          CHIEF EXECUTIVE OFFICER
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